

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2004

Frederick J. Plaeger
Vice President and
General Counsel
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, TX 77056-5604

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/3/2004

Re: Burlington Resources Inc.

Dear Mr. Plaeger:

This is in regard to your letter dated February 2, 2004 concerning the shareholder proposal submitted to Burlington Resources by the Brethren Benefit Trust for inclusion in Burlington Resources' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Burlington Resources therefore withdraws its December 22, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


04007867

Sincerely,

John J. Mahon
Attorney-Advisor

cc: Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

BURLINGTON RESOURCES

Frederick J. Plaeger
Vice President and
General Counsel

December 22, 2003

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Burlington Resources Inc.–Objection to Shareholder Proposal
Submitted for Inclusion in the 2004 Annual Proxy Statement

Ladies and Gentlemen:

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Burlington Resources Inc., a Delaware corporation (the "Company"), hereby files six copies of (i) the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2004 Annual Meeting of Stockholders (the "Proxy Statement"), including the statement in support of the Proposal, and (ii) this letter, including all exhibits hereto. We hereby respectfully request confirmation from the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") that no enforcement action will be recommended if the Company excludes the Proposal from its Proxy Statement for the reasons described below. The Company expects to hold its 2004 Annual Meeting of Stockholders on April 21, 2004 and to file definitive copies of the Proxy Statement with the SEC on or about March 15, 2004.

By a letter dated November 19, 2003, Boston Common Asset Management, LLC on behalf of the Brethren Benefit Trust, Inc. (the "Shareholder"), submitted the proposal (the "Proposal"), and a statement in support of the Proposal, to the Company for inclusion in the Proxy Statement. The November 19, 2003 letter setting forth the Proposal is attached hereto as Exhibit A. The Company notified the Shareholder by a letter dated December 1, 2003 that Rule 14a-8(b) requires a statement proving the Shareholder's eligibility at the time the proposal is submitted. In accordance with Rule 14a-8(f), in the December 1, 2003 letter, the Company informed the Shareholder that in order to remedy the procedural and eligibility deficiencies it may submit the requisite eligibility verification to the Company within 14 days of the receipt of the notification. A copy of the December 1, 2003 letter is attached hereto as Exhibit B. The Shareholder, by a letter dated December 1, 2003 and received December 11, 2003, cured the eligibility deficiency described above. A copy of such letter is attached hereto as Exhibit C.

5051 Westheimer, Suite 1400 Houston, Texas 77056-5604 Tel: 713.624.9161 Fax: 713.624.9569

By a copy of this letter, the Shareholder is being notified pursuant to Rule 14a-8(j) of the Company's intention to exclude the Proposal and the statement in support of the Proposal from the Company's Proxy Statement. It is the Company's view that the Proposal may be properly excluded on the following grounds:

1. The Proposal violates Rule 14a-8(i)(10) because the Company will have substantially implemented the Proposal; and

2. The Proposal and the statement in support of the Proposal violate Rule 14a-8(i)(3) because they contain false and misleading statements in violation of Rule 14a-9.

Grounds for Exclusion

1. The Company will have substantially implemented the Proposal.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from the proxy soliciting materials if "the company has already substantially implemented the proposal." The Company has publicly disclosed its practices with respect to indigenous peoples residing in Ecuador. See Ecuador: The Status of Blocks 23 and 24 (attached hereto as Exhibit D and available at http://www.br-inc.com/community/community_ecuadorfaq.asp). The Company has been developing an Indigenous People's Rights Policy for some time and is in the process of finalizing it. The Company expects to adopt the Indigenous People's Rights Policy in January 2004. Promptly following such adoption, the Company will furnish the Policy to the SEC Staff and will post the Policy on its website. By adopting the Indigenous People's Rights Policy, the Company will establish a "formal written policy" on the rights of indigenous people and will make it available to shareholders by August 2004, as requested by the Shareholder. Therefore, the Proposal will become moot, and should be excluded from the Company's proxy statement.

Adoption of the Policy after the Shareholder Proposal was received by the Company should not affect the preclusion under Rule 14a-8(i)(10). The Staff has firmly established that the compliance with a shareholder request may, and often does, occur after the shareholder proposal has been made, see, e.g., Consumers Bancorp, Inc., SEC No-Action Letter (Aug. 11, 2003); and in some cases even after a request for No-Action relief has been made by the company, see Intel Corp., SEC No-Action Letter (Mar. 11, 2003); Masco Corp., SEC No-Action Letter (Mar. 29, 1999) (successfully arguing that under Rule 14a-8(i)(10) a planned Board of Directors' resolution would substantially implement the proposal as long as the company acts before the date of its shareholder meeting).

2. The Proposal and statement in support of the Proposal are false and misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

The Shareholder statement in support of the Proposal contains numerous inaccuracies and falsehoods, and its tone and implications are materially misleading. The Proposal is misleading in that it fails to reflect that the Company operates in compliance with international laws and treaties and strives to preserve and improve indigenous people's quality of life and the integrity of the region's ecosystems. By suggesting unified opposition to the Company's activities, it misrepresents the fact that numerous federations in Ecuador represent various indigenous groups and communities that are located in diverse geographic locations. Only a minority of the federations oppose any kind of activity that relates to exploration of natural resources.

The Proposal claims that "Burlington controls all or part of oil concessions in . . . Block 64 in Peru." In fact, such statement is misleading because the Company has effectively withdrawn from Block 64 in Peru, subject to Peruvian government approval to formalize the withdrawal. This approval is expected in January 2004.

The statement in support of the Proposal claims that the Company's specific operations in Peru and Ecuador threaten "indigenous rights guaranteed under the Ecuadorian and Peruvian constitutions and under international law." Such characterization is impermissibly vague and misleading because the Proposal fails to point to specific international laws or Ecuador and Peru's constitutional provisions guaranteeing rights that have been "threatened" or violated by the Company. Moreover, according to the Constitutional Court of Ecuador in a case involving the Company's predecessor in interest in Block 24 (ARCO Oriente, Inc.), the Company "is lawfully authorized to perform oil prospecting activities in Block 24." In addition, the Ecuadorian Constitutional Court decision stated that ancestral possession of land in Block 24 by FIPSE (Federacion Independiente del Pueblo Shuar del Ecuador) member indigenous communities does not take precedence over the Republic of Ecuador's ownership of subsurface minerals pursuant to Art. 247 of Ecuador's Constitution. See FIPSE v. ARCO Oriente, Inc., Const. Ct. Res. No. 247-RA-00-LS (March, 2000).

The Shareholder Proposal and statement in support of the Proposal falsely and inaccurately suggest that the Company's holding of specific oil concessions "pose[s] a financial risk" and the state of force majeure "could cause further work slippages and create financial liabilities." The declaration of "Force Majeure" was approved by the appropriate Ecuadorian regulatory authorities in accordance with the defined meaning such phrase has in the context of the Company's Production Sharing Contracts. As a result of this declaration, certain obligations relating to Block 24 are suspended. The Company's only obligation as a result of "Force Majeure" is to take actions and make disbursements that the Company "deems necessary or advisable" to protect the interests of the parties to the Production Sharing Contract, and the Company only faces potential "lost opportunity costs" as a result of the delay in exploration of one of the sites it controls. Therefore, the oil concessions which the Company currently owns on Blocks 23 and 24 cannot be fairly characterized as posing "financial risk" to, or creating "financial liabilities" for, the Company.

The Proposal misleadingly refers to "legally recognized indigenous federations" as representing "the majority of the people in the Blocks" and being "publicly opposed" to Company's operations. The indigenous peoples that reside in Block 23 and Block 24 belong to more than 10 federations, and only a small minority of the federations opposes exploratory activity. Most of these federations do not oppose oil and gas exploration activities such as the Company's. Therefore, any alleged opposition to exploratory activities of the Company does not reflect the attitude of the majority of indigenous people in Blocks 23 and 24 towards the Company.

When referring to Shuar and Achuar people being "represented by their own legally recognized federations," the Proposal misleadingly suggests that each of the peoples is represented by a single federation. In fact, indigenous people in Block 23 and Block 24 are represented by a number of federations which are generally formed geographically. The Company is not aware of any indigenous peoples' federations filing an injunction against it, as the Proposal incorrectly suggests. It is possible that the Proposal refers to one of the pronouncements made by the various branches of the government of Ecuador. In November, 2002, an Ecuadorian governmental commission issued a press release that alleged violations by the Company, see Civic Corruption Control Commission, Press Release No. 201 (Nov. 14, 2002) (attached hereto as Exhibit E); however, the Ministry of Energy and Mines, the Ecuadorian ministry in charge of the Production Sharing Contracts, has denied any wrongdoing on the part of the Company and has characterized Press Release No. 201 as flagrantly incorrect. See Ministry of Energy and Mines, Directive No. 992 (Nov. 15, 2002) (attached hereto as Exhibit F).

The Proposal blatantly mischaracterizes the events that occurred in November 2002, alleging that the "military occupied [Kichwa people's] lands to allow Burlington and its partners to conduct seismic testing." Furthermore, the statement in support of the Proposal incorrectly implies that the Company was involved in "[a] series of rights violations [that] ensued." Such mischaracterization inaccurately suggests that the purpose of Ecuadorian military operation was to conduct further oil exploration. In fact, the military attempted to protect service contractors from kidnappings and beatings by factions of Kichwa people of Sarayacu territory. Moreover, no rights violations were brought to the attention of the Company, nor did the Company request or have any authority to request any force or rights violating actions from the Ecuadorian military.

The Company is aware that Sarayacu people generally objected to seismic studies conducted by CGC (the operator in Block 23 and an unrelated company). However, the Proposal misleadingly attributes other indigenous peoples besides Sarayacu Kichwa to the same overbroad assertion.

The Proposal alleges that various indigenous group leaders claim that the Company "disrespected their peoples." The Company is not aware that any indigenous peoples' leaders (duly elected or otherwise) have stated specifically that the Company has "disrespected their peoples." To the contrary, in accordance with the Company's longstanding practice, it has entered into consultation with recognized representatives of indigenous peoples prior to engaging in any exploratory activity in the area where such peoples reside. As a result of this consultation and the Company's ongoing efforts to preserve and improve the indigenous peoples' rights and quality of life, the Company has also implemented a community outreach program aimed at providing medical assistance, including immunizations, to indigenous communities residing in Block 24. Although some indigenous groups oppose oil exploration in general, we believe the majority of the indigenous population and the Ecuadorian government are in favor of allowing Burlington to conduct its normal operations on specified exploration sites.

Shareholder's assertions about the Company's activities are unfounded, unsupported, and untrue. In accordance with Rule 14a-9, the Staff in numerous No-Action letters has agreed that a proposal containing material which directly or indirectly impugns the integrity or directly or indirectly makes charges concerning improper or immoral conduct without factual foundation may be omitted from a company's proxy materials. See, e.g., CCBT Bancorp, Inc., SEC

No-Action Letter (Apr. 20, 1999), American Broadcasting Cos., SEC No-Action Letter (Mar. 21, 1984). These statements impugn the integrity of the Company and make charges of improper or immoral conduct without factual foundation.

Accordingly, the Company believes that the Shareholder's Proposal and statement in support of the Proposal contains materially false and misleading statements in violation of Rule 14a-8(i)(3) and Rule 14a-9 and may, therefore, properly be excluded.

* * *

Based on the foregoing, the Company believes the Shareholder Proposal may properly be excluded from the Company's Proxy Statement. If the Staff disagrees with the Company's conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of a formal response. A copy of this letter is being sent to the Shareholder in accordance with Rule 14a-8(j).

Should you have any questions or require additional information, please call the undersigned at (713) 624-9161.

Sincerely,



Frederick J. Plaeger, II

cc: Steven Heim, Director of Social Research —
Boston Common Asset Management, LLC

Will Thomas, Director of Foundation Operations —
The Brethren Benefit Trust

ATTACHMENTS

Exhibit A



BOSTON COMMON
ASSET MANAGEMENT, LLC

November 19, 2003

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, Texas 77056-2124

Sent via fax to 713-624-9645 and via FedEx

Dear Mr. Monte:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 1,100 shares of Burlington Resources Inc. (Burlington) common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We are concerned by reports that Burlington Resources faces major opposition to its operations in the rainforests of Ecuador and Peru, due to the threat those operations pose to the survival and security of indigenous peoples and to the integrity of the region's ecosystem. We believe that Burlington's operations that harm the rights of indigenous peoples may pose a significant business risk that the company should address for its shareholders.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request.

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com, if you have any questions.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

BURLINGTON RESOURCES INC.
PROPOSAL FOR AN INDIGENOUS PEOPLES' RIGHTS POLICY

Whereas:

Burlington Resources (Burlington) faces major opposition to its operations in the rainforests of Ecuador and Peru, due to the threat those operations pose to the survival and security of indigenous peoples and to the integrity of the region's ecosystem;

The United Nations states that the world's indigenous population is over 350 million, representing over 5,000 languages and cultures in more than 70 countries on every continent.

Indigenous rights to ancestral homelands, self-determination, livelihood, and culture are often threatened by companies that operate in their territories.

Burlington controls all or part of oil concessions in Blocks 23 and 24 in Ecuador, as well as Block 64 in Peru. Oil activities in these blocks threaten indigenous rights guaranteed under the Ecuadorian and Peruvian constitutions and under international law.

Burlington's holdings in these Blocks not only threaten recognized indigenous rights, but also pose a financial risk to the company. Years of opposition have led to significant project delays, including a state of force majeure in Block 24. The ongoing legal battles could cause further work slippages and create financial liabilities for the company.

The legally recognized indigenous federations representing people who have lived in these ecologically extraordinary areas for thousands of years and represent the majority of the people in the Blocks are publicly opposed to Burlington's operations.

In Ecuador's Block 24, the over 50,000 Shuar and Achuar people are represented by their own legally recognized federations. In 2002 these federations filed a legal injunction in Ecuadorian courts against Burlington for failing to abide by an earlier court decision prohibiting ARCO from negotiating with individuals or communities rather than their representative federation. The court upheld the legal action but Burlington has subsequently violated this ruling.

In Ecuador's Block 23, the Kichwa people of the Sarayacu territory have repeatedly clarified their official position opposing oil companies' entering their ancestral lands. In November 2002, the Ecuadorian military occupied their lands to allow Burlington and its partners to conduct seismic testing. A series of rights violations ensued. In response, the Sarayacu community filed a case before the Inter-American Commission for Human Rights, which in May 2003 ordered Ecuador to take precautionary measures to protect the Sarayacu community and its leaders. The government of Ecuador had not done so as of October 2003.

The leaders of the Shuar, Achuar, and Sarayacu Kichwa have stated that Burlington has disrespected their peoples and assert their right to determine the future development of their lands and cultures.

RESOLVED
Shareholders request that our Board adopt a formal written policy on the rights of indigenous peoples and issue a report on this policy, prepared at reasonable expense and omitting proprietary information, to be made available to shareholders by August 2004.

Supporting Statement:

* We believe transnational companies should develop and implement a comprehensive policy on indigenous rights.
* The policy should invoke legally recognized indigenous rights as prescribed in international law, e.g., ILO Convention 169.
* The Company should consult with the legally recognized representatives of indigenous peoples.

Exhibit B AVV

BURLINGTON RESOURCES

L. David Hanower
Senior Vice President
Law and Administration

December 1, 2003

VIA FACSIMILE (617-720-5665)
AND FEDERAL EXPRESS

Mr. Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, Masschusetts 02109

Dear Mr. Heim:

Thank you for your letter dated November 19, 2003, on behalf of The Brethren Benefit Trust, Inc. ("BBT"), to Jeffery P. Monte, our Corporate Secretary, requesting that we include in our proxy statement for our 2004 annual stockholders' meeting a submission entitled "Proposal for an Indigenous Peoples' Rights Policy" and a related "Supporting Statement."

In your November 19th letter you did not supply a written statement verifying "record" ownership, but indicated that "[v]erification of ownership will be provided upon request." Rule 14a-8(b)(2)(i) under the Securities Exchange Act of 1934 requires that you must prove eligibility to submit a proposal by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or dealer) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." . In accordance with Rule 14a-8(f), we hereby request that you provide verification as to BBT's stock ownership as of November 19, 2003. As a reminder, under Rule 14a-8(f) your response must be postmarked, or transmitted to us electronically, no later than 14 days from the date you receive this letter.

We appreciate your interest in this matter and will consider your proposal carefully. In that regard, we would be pleased to discuss the proposal and Burlington Resources' policy regarding indigenous peoples' rights with you or members of your staff. Please contact the undersigned (713.624.9361) or Jeff Monte (713.624.9362) if you would like to set up such a meeting.

Very truly yours,



L. David Hanower
Senior Vice President,
Law and Administration

0354.doc

Exhibit C




LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

December 1, 2003

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, Texas 77056-2124

Dear Mr. Monte:

LaSalle Bank is the custodian and record holder for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 1,100 shares of Burlington Resources common stock. 761 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 339 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Burlington Resources, and such beneficial ownership has existed for one or more years, as of November 19, 2003, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Michael Maratea

Michael Maratea
Vice President

Post-it® Fax Note 7671	Date	# of pages ▶
To Jeff Monte	From	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 713-624-9635	Fax #	

EXHIBIT D

BURLINGTON RESOURCES

Monday, December 22, 2003

community

QUOTES
NYSE: BR MORE >>
55.88 -0.02
TSX: B MORE >>
74.40 -0.45

Ecuador: the status of blocks 23 and 24



Burlington holds 25 percent working interest in exploratory blocks 23 and 24 in the rain forests of southeastern Ecuador.

The company operates Block 24 and acquired its concession from ARCO in 2000. Block 23 is operated by Compania General de Combustibles (CGC), an Argentine firm, and Burlington acquired its interest in this block in 2003.

On both blocks, opposition to drilling expressed by groups of indigenous peoples had previously prompted ARCO and CGC to obtain rulings of "force majeure" from the Ecuadorian government. This is essentially recognition by the government that the local opposition has prevented the companies from proceeding with exploration. Currently, operations remain suspended while Burlington and CGC negotiate with the federations that represent the indigenous peoples. We have not yet determined whether the blocks contain petroleum potential, and do not know when exploration might proceed.

- **Our position**

As corporate citizens, we are committed to managing our operations in Ecuador and elsewhere around the world in a socially responsible manner. Protecting the environment as well as the interests of local residents in the areas in which we work are essential considerations for Burlington when planning and conducting hydrocarbon exploration and production activities.

This commitment to social responsibility has led us to strive to understand and address the unique needs of the indigenous peoples in blocks 23 and 24. Although force majeure has existed throughout the time that we have been licensed to operate in Block 24, we have worked through the various federations to bring much-needed medical aid to several local communities. Also, as required by Ecuadorian law, we have worked with the leaders and representatives of approximately 55 local communities. These efforts have been conducted in an open and honest manner, and we have sought to obtain input from all parties to cooperatively develop a plan for access to the area. We believe that today, through their official representatives, more than 95 percent of the indigenous peoples within the blocks are receptive to petroleum activities. CGC is responsible for such contact on Block 23.

We further believe that this lengthy but essential process of constructive engagement has provided key insights that will enable us to work effectively and harmoniously with our neighbors, should we choose to continue to operate in this area. At this time, our activities in both blocks are in very early stages, and no substantial capital investments have yet been made. Before we make any decision to proceed with further operations, issues such as those raised by the opposition groups will be fully addressed.

Frequently asked questions and answers

- **Which indigenous peoples groups has the company met with? How has the company determined the legitimacy of their leaders?**

Burlington has worked with FIPSE, FINAE, FICSH and other recognized federations and organizations in the area as well as with the base communities. We have representatives working and living in the area (one of whom is of Shuar ethnicity) who communicate regularly with these groups as well as with local and regional governments to remain up-to-date on the federations' current elected leadership. As with any organization, the leaders of these groups change over time. Unfortunately, it is not uncommon to encounter individuals who claim leadership of a particular organization who in fact have failed in their re-election bids or who never originally had legitimate authority. Hence, it is vital to maintain a broad base of contacts and to ensure that consultation takes place at all levels. Burlington is voluntarily complying with a recently enacted Ecuadorian law intended to promote an open and transparent dialogue with indigenous communities and federations.

- **How does the company reconcile its activities in Block 24 with the 1999 Ecuadorian court decision regarding ARCO's activities in the Block?**

Burlington firmly believes that it is operating strictly within the guidelines set by this court decision, which focused on two main points. The first was that ARCO must work with and through FIPSE prior to approaching the individual communities who claim FIPSE affiliation. The decision does not pertain to communities affiliated with FICSH, FINAE or other federations. Burlington has complied with this order since acquiring the ARCO position. The decision's second main point was its recognition of the rights of the state and ARCO to carry out petroleum activities. Simply stated, the decision does not preclude petroleum activities; rather, it provides a roadmap for consultation with FIPSE-affiliated communities. Burlington's communications with the FIPSE-affiliated communities, such as the facilitation of seminars and other informative discussions, have been and will continue to be as arranged through negotiated and signed agreements with the FIPSE leadership.

- **Has the company considered exiting blocks 23 and 24 due to the opposition and the investment risks?**

We believe that our consultation process - which focuses on respectful, cooperative and interactive engagement - will satisfy the demands of both our indigenous neighbors and our investors. To date, we have conducted only minimal ground activities and thus have not yet fully assessed the viability of increased investment on the blocks. The potential for development in any area must ultimately be established on both social and economic principles. The latter depends on the presence of producible hydrocarbon reserves. This has not been established in blocks 23 and 24 due to the limited work undertaken so far.

- **Does the company currently have or plan to develop an indigenous peoples' rights policy?**

Although Burlington does not have a separate such policy, the related concerns are clearly addressed in our Environmental, Health & Safety (EH&S) Management System, as well as in our employee and contractor EH&S guidelines. These policies are designed to ensure open, transparent and constructive dialogue and to prevent any undesirable effects. For example, during any operation in indigenous territory anywhere in the world, employees and contractors are prohibited from hunting; fishing; collecting, trapping or trading plant or animal species by any method or for any purpose; disturbing sacred, historical, archaeological or other culturally sensitive sites; contacting or fraternizing with members of the local communities (except for community relations or supervisory personnel with legitimate business to conduct with such communities); abusing alcohol or illegal drugs; or carrying firearms. All company and contractor personnel and visitors to the work site are required to have current vaccinations to prevent the spread of disease. Burlington also maintains a closed-camp policy, which requires all personnel to remain within the confines of the work camp between the hours of 6 p.m. and 6 a.m. to help preserve the privacy and cultural integrity of the local communities.

Exhibit E

Attn: Dr. Hernan Santacruz

PRESS RELEASE No. 201
November 14, 2002

IRREGULARITIES IN PARTICIPATION CONTRACT SIGNED BY ARCO ORIENTE AND BURLINGTON RESOURCES ECUADOR LTD WITH PETROECUADOR.

FACTS INVESTIGATED

The C. C. C. C. has discovered that the Ministry of Energy and Mines and the contractors Arco Oriente and Burlington Resources Ecuador Ltd. have been guilty of breach in performance of the Participation Contract for hydrocarbon exploration and crude oil production in Block 24 of the Amazon Region.

According to the investigation, Arco Oriente and Burlington Resources Ecuador Ltd. have breached the contract since they failed to complete the exploration plan prior to the deadline set forth in the contract (four years). During this period, the contractor was limited to paying administrative and community relations expenses, which did not entail the creation of conditions either for prospecting or for exploration of the block granted by the Government under the terms of that contract.

In the opinion of the indigenous communities which inhabit the Block 24 territory, this agreement lacked a well defined prospectus, and priority should have been given to conservation of the environment for the subsistence of the indigenous communities which ancestrally inhabit the area.

In a Special Meeting held on August 13, 1998, the Federación de Pueblos Shuar del Ecuador, FIPSE *[Federation of Shuar Peoples of Ecuador]*, resolved "to prohibit any individual negotiations or negotiations between their centers and associations and the Arco Company. Any attempts by the company in this regard will be considered to be an assault on the integrity of the Shuar peoples and their organizations and as an flagrant violation of our rights as set forth in the Constitution and ILO *[International Labor Office]* Convention 169."

Despite the fact that more than four years have passed since the contract was signed, Arco Oriente and its assignee Burlington Resources Ecuador Ltd., have still not performed the Environmental Impact Study, EIS, marking the beginning of the exploration activities described in the participation contract.

The referenced companies also have failed to abide by the ruling of the Constitutional Court related to the *amparo* appeal *[Constitutional appeal alleging violation of civil rights]* instigated by FIPSE, since they have disregarded the stipulation that they not maintain contact with indigenous individuals, centers or associations in the Block 24 territory and they have failed to channel community relations matters through the Federations, which are the entities representing the indigenous communities.

EVIDENCE OF LIABILITY AND RESOLUTIONS

By virtue of the foregoing, the C. C. C. C. requests that the Ministry of Energy and Mines declare the Participation contract signed between Arco Oriente Inc. and Petroecuador to be null and void. Furthermore it requests that the Executive President of Petroecuador also declare acceptance of the declaration of *Force Majeure* invoked by the contractor 28 months after the effective date of the contract, to also be null and void.

A declaration of nullity would result in reversion of Block 24 to the Ecuadorian Government and calling the bonds posted in Petroecuador's favor.

Evidence has also been found of administrative liability, under the terms of Art. 376, number 5 of the Financial and Control Administration Regulations, on the part of the current Minister of Energy, Pablo Terán Ribadeneira, for his failure to declare the contract null and void, as required by Art. 74, number 3 of the Law of Hydrocarbons, when the contractors, Arco Oriente Inc. and Burlington Resources Ecuador Ltd., failed to perform the Environmental Impact Study and did not begin exploration operations for four years.

Evidence has also been found of administrative liability on the part of the National Hydrocarbon Director, Juan Carlos Bermeo, for his failure to audit the Participation contract and for failure to perform his duties, under the terms of Art. 376, number 5 of the Financial and Control Administration Regulations.

Evidence has also been found of administrative liability on the part of the Undersecretary of Environmental Protection of the Ministry of Energy and Mines, Liszett Torres, for her failure to perform socio-economic monitoring of the operations of Arco Oriente Inc., pursuant to Art. 376, number 5 of the Financial and Control Administration Regulations.

In this situation, a precarious administration is noted by the authorities in question of the hydrocarbon resources in Block 24, which is seen to be particularly serious if one takes into consideration the important role Petroleum plays in fiscal income. This is aggravated by the contractor's violation of the collective rights of the Indigenous peoples and disregard for the *amparo* ruling handed down by the Constitutional Court against the company. Therefore, it is indispensable for the Federal Government to take immediate action to preserve the economic interests of the Ecuadorian government within the framework of the most unqualified respect for the rights of the Indigenous peoples of the country. Both are inescapable mandates under the terms of the Constitution of the Republic.

Dr. Ramiro Larreo Santos
President of the C. C. C. C.

Ministry of Energy and Mines
Republic of Ecuador

Ministerial Communiqué

DIRECTIVE No. 992 DM – 2002 0210938

Quito, November 15, 2002

Doctor Ramiro Larrea Santos
President
CIVIC CORRUPTION CONTROL COMMISSION
Quito

On November 14 of this year, the Civic Corruption Control Commission issued press release No. 201 entitled "IRREGULARITIES IN PARTICIPATION CONTRACT SIGNED BY ARCO ORIENTE AND BURLINGTON RESOURCES ECUADOR LTD WITH PETROECUADOR".

In this document, the Civic Corruption Control Commission alleges breach on the part of the Ministry of Energy and Mines and the contractors Arco Oriente and Burlington Resources Ecuador Ltd. in their performance of the Participation Contract for hydrocarbon exploration and crude oil production in Block 24 of the Amazon Region and indicates that evidence that the Minister of Energy and Mines, the National Hydrocarbon Director and the Undersecretary of Environmental Protection have been guilty of administrative liability for their failure to comply with number 5 of Article 376 of the Financial and Control Administration Regulations.

I applaud the heightened interest shown by the Civic Corruption Control Commission in investigating all the acts of the Ministry of Energy and Mines, since, as you have proven, all the acts of this Ministry are strictly subject to the law and morality, but regrettably, for some unknown reason, you are unable to accept it.

This Ministry is open to all investigations, and we act with transparency, professionalism and responsibility, and we would have hoped to see the Civic Corruption Control Commission do likewise.

I must admit that, at the time I read and studied your irresponsible, unfounded and absurd accusations, I hesitated even to answer, however because of the respect to which you are entitled as citizens, and with the hope that one day the Civic Corruption Control Commission will act responsibly and professionally, I have decided to respond.

The Civic Corruption Control Commission, in its impetuous urge to attract the public's attention, states that it has found evidence that three officials of the Ministry of Energy and Mines have been guilty of administrative liability, and cites Article 376, number 5 of the Financial and Control Administration Regulations in order to prove this irresponsible accusation, without informing, either due to ignorance or in bad faith, that the referenced legal provision no longer exists. Actually, the article in question, which is included in

Title IX of the Financial and Control Administration Law, was revoked by Article 99 - "Provisions Repealed" of the Office of Government Accounting Law, enacted on June 12, 2002, in other words, five months ago.

Nevertheless, once again, due to respect for public opinion and in order to leave no doubt with regard to the administrative transparency of the Ministry of Energy and Mines during the Government of Dr. Gustavo Noboa Bejarano, despite the desperate attempts to bring it into disrepute, following are our responses to the already discredited accusations of the Civic Corruption Control Commission:

1. In one paragraph of its bulletin, the Commission demands that the Ministry of Energy and Mines declare the above-referenced contract to be null and void, and thereinafter curiously alleges that it has found evidence of administrative liability due to the contract not having been declared null and void, in other words, the Commission at the same time petitions and sanctions the Ministry of Energy and Mines. This confusing attitude is unexplainable, unless one takes into consideration the Commission's hasty actions. Despite this fallacy, it is obvious that the grounds upon which the Commission bases its demand for a declaration of nullity are not found in any of the provisions of Article 74 of the Law of Hydrocarbons. Furthermore, I find it necessary to point out that it has been impossible for Arco Oriente, in its time, and currently Burlington, to even perform the environmental impact study required to begin the activities set forth in the Minimum Exploration Plan, due to the opposition of the indigenous organizations in the area and due to a declaration of *force majeure* in Block 24. The referenced *force majeure* has been in effect since May 9, 2001, under the terms of Resolution No. 251-CAD-2001, therefore this Government Office cannot declare the Block 24 contract to be null and void, therefore the allegation of administrative liability against the Ministry of Energy and Mines is totally unfounded.

2. The request made to the Executive President of PETROECUADOR to nullify acceptance of the *force majeure* is unfounded, and does not set forth any legal basis for the demand. The Commission and its President, who is an attorney, should know and understand that any petition must have a legal basis, and the petition should be accompanied by an indication of the facts and legal reasoning upon which the entity's decision has been based, as they relate to prior proceedings, pursuant to the provisions of Article 31 of the Government Modernization Law.

3. Furthermore, the accusation that the Contract audits for Block 24 have allegedly not been performed is also false. The audits have been performed on a continual basis and will be completed in January, 2003. It is simply incredible that you, who have presided over that institution since 1999, have only recently discovered that audits have not been being performed. For your information, this administration has performed and contracted a total of fifty – five audits of petroleum companies and gas marketers, which in many cases had not been performed since 1996.

4. Likewise, the allegation of supposed noncompliance with socio-environmental controls with regard to the operations of Arco Oriente Inc. and Burlington Resources Ecuador Ltd. by the Undersecretary of Environmental Protection is absurd, since no operations are currently being carried out in Block 24 due to systematic opposition and actions taken by the indigenous organizations of the area themselves. Surely you can understand that it is not possible to monitor operations which have not been performed.

Finally, I must point out the malicious omission of the Civic Corruption Control Commission when it fails to mention that the Constitutional Court, in Resolution No. 054-2000-TP, dated April 5, 2000, decided NOT to hear the second petition to cease all hydrocarbon related activities in Block 24, instigated by the Federación de Pueblos Shuar del Ecuador *[Federation of Shuar Peoples of Ecuador]*, FIPSE.

Mr. President, I am not surprised by the attitude the Civic Corruption Control Commission has assumed, however I regret to inform you that, as public officials who are called to be examples, instead you have committed yourselves to damage the image of the country due to unwarranted resentment, and to oppose development in all its forms. Fortunately, I trust in the vast new generation of Ecuadorians who, sooner rather than later, will take the reins of our country and remove those who do so much harm to our nation.

Yours truly,

[signature]
Pablo Terán Ribadeneira
MINISTER OF ENERGY AND MINES

BURLINGTON
RESOURCES

Frederick J. Plaeger
Vice President and
General Counsel

January 14, 2004

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Burlington Resources Inc.—Objection to Shareholder Proposal Submitted for Inclusion in the 2004 Annual Proxy Statement

Ladies and Gentlemen:

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Burlington Resources Inc., a Delaware corporation (the "Company"), hereby files six copies of this supplemental letter with the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC"). The Company submitted a request for no-action relief to the SEC on December 22, 2003 regarding its receipt of a shareholder proposal (the "Proposal"), and a statement in support of the Proposal, from Boston Common Asset Management, LLC on behalf of the Brethren Benefit Trust, Inc. (the "Shareholder"), requesting that the Company's Board of Directors "adopt a formal written policy on the rights of indigenous peoples and issue a report on this policy, prepared at reasonable expense and omitting proprietary information, to be made available to shareholders by August 2004."

In the Company's letter, dated December 22, 2003, and attached hereto as Exhibit A, the Company indicated that it expected to adopt an indigenous people's rights policy in January 2004. This letter is being submitted to inform the SEC that the Company has adopted the Indigenous Communities Rights Policy attached hereto as Exhibit B. As discussed in its December 22, 2003 letter, the Company believes that the adoption of this policy substantially implements the Shareholder's Proposal which therefore may be properly excluded from the Company's proxy statement for its 2004 Annual Meeting of Stockholders in accordance with Rule 14a-8(i)(10). A copy of this letter is being sent to the Shareholder in accordance with Rule 14a-8(j).

5051 Westheimer, Suite 1400 Houston. Texas 77056-5604 Tel: 713.624.9161 Fax: 713.624.9569

If the Staff disagrees with the Company's conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of a formal response. Should you have any questions or require additional information, please call the undersigned at (713) 624-9161.

Sincerely,



Frederick J. Plaeger II

cc: Steven Heim, Director of Social Research —
Boston Common Asset Management, LLC

Will Thomas, Director of Foundation Operations —
The Brethren Benefit Trust

ATTACHMENTS

BURLINGTON
RESOURCES

Frederick J. Plaeger
Vice President and
General Counsel

February 2, 2004

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Burlington Resources Inc.—Objection to Shareholder Proposal Submitted for Inclusion in the 2004 Annual Proxy Statement

Ladies and Gentlemen:

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Burlington Resources Inc., a Delaware corporation (the "Company"), filed a no-action request with the Division of Corporation Finance of the Securities and Exchange Commission on December 22, 2003, regarding its receipt of a shareholder proposal (the "Proposal"), and a statement in support of the Proposal, from Boston Common Asset Management, LLC on behalf of the Brethren Benefit Trust, Inc. (the "Shareholder"), requesting that the Company's Board of Directors "adopt a formal written policy on the rights of indigenous peoples and issue a report on this policy, prepared at reasonable expense and omitting proprietary information, to be made available to shareholders by August 2004." On January 14, 2004, the Company submitted a supplemental letter to inform the SEC that the Company had adopted an Indigenous Communities Rights Policy substantially implementing the Shareholder Proposal.

On January 30, 2003, the Company received a letter from the Shareholder, a copy of which is attached hereto as Exhibit A, withdrawing its proposal. The Company therefore withdraws its request for no-action relating to the Shareholder's Proposal. A copy of this letter is being sent simultaneously to the Shareholder.

5051 Westheimer, Suite 1400 Houston, Texas 77056-5604 Tel: 713.624.9161 Fax: 713.624.9569

Should you have any questions or require additional information, please call the undersigned at (713) 624-9161.

Sincerely,



Frederick J. Plaeger II

cc: Steven Heim, Director of Social Research —
Boston Common Asset Management, LLC

Will Thomas, Director of Foundation Operations —
The Brethren Benefit Trust

ATTACHMENTS